TITAN TRADING ANALYTICS INC.

RE: NOTICE OF CHANGE OF AUDITOR

PURSUANT TO PART 4.11 OF NATIONAL INSTRUMENT 51-102

TO: Alberta Securities Commission
British Columbia Securities Commission
Collins Barrow Edmonton LLP, Chartered Accountants
Smythe Ratcliff, LLP

TITAN TRADING ANALYTICS INC. (THE "CORPORATION") HEREBY GIVES NOTICE PURSUANT TO National Instrument 51-102 – Continuous Disclosure Obligations ("National Instrument 51-102) as follows:

1. The Board of Directors of the Corporation has approved the resignation of Collins Barrow Edmonton LLP, Chartered Accountants effective November 9, 2010 (the "Resignation Date").
2. There were no reservations in the auditor's reports on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the Resignation Date.
3. The Audit Committee has recommended and the Board of Directors of the Corporation has approved the appointment of Smythe Ratcliffe LLP as auditor of the Corporation effective December 3, 2010.
4. In the opinion of the Corporation, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the Resignation Date.

Dated at Edmonton, Alberta this 28th day of December, 2010.

TITAN TRADING ANALYTICS INC.

Per: James Leman

JAMES LEMAN - Chair of the Audit Committee.